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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax alan.denenberg@davispolk.com

July 15, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jenn Do
Ms. Mary Mast
Mr. Chris Edwards
Mr. Joe McCann

Re:	Acutus Medical, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001522860)

Submitted June 29, 2020

Ladies and Gentlemen:

On behalf of our client, Acutus Medical, Inc. (the “Company”), we are submitting this letter in response to a comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 14, 2020 (the “Comment Letter”) relating to the revised draft registration statement on Form S-1 of the Company, confidentially submitted on June 29, 2020 (the “Revised Draft Registration Statement”). The Company is concurrently filing a registration statement on Form S-1 (the “Registration Statement”), including changes in response to the Staff’s comment and to provide further updates to the disclosure. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of the Registration Statement that have been marked to show changes from the Revised Draft Registration Statement.

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We are responding to the comment from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics the comment numbered 1, as set forth in the Comment Letter, together with the Company’s response. Page references in the Company’s response are to the Registration Statement.

Use of Proceeds, page 82

1.

We note your response to prior comment number 10. With respect to the proceeds to be allocated to clinical trials, please specify the clinical trials to which you intend to allocate proceeds and indicate how far you expect the proceeds from the offering will allow you to proceed in those clinical trials.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 84 of the Registration Statement to specify the clinical trials to which the Company intends to allocate proceeds and to indicate how far the Company expects the proceeds from the offering will allow the Company to proceed in those clinical trials.

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We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me at (650) 752-2004 or at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg

Via EDGAR and courier

cc:	Vince Burgess (Acutus Medical, Inc.)

Gary Doherty (Acutus Medical, Inc.)

Tom Sohn (Acutus Medical, Inc.)

Charles S. Kim (Cooley LLP)

Kristin E. VanderPas (Cooley LLP)

David Peinsipp (Cooley LLP)

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